UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HSW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Bradley Zimmer

HowStuffWorks, Inc.

One Capital City Plaza

3350 Peachtree Road, Suite 1500

Atlanta, Georgia 30326

(404) 760-4347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HowStuffWorks, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,440,727 shares (See Note 1 below)

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 23,440,727 shares (See Note 1 below)

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,440,727 shares (See Note 1 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.0% (See Note 1 below)

14.	Type of Reporting Person (See Instructions) CO

Note 1: Includes a warrant to purchase 500,000 shares of HSW International, Inc. Common Stock, as more particularly set forth in Item 6 below.

Item 1.	Security and Issuer

This Statement relates to shares of the common stock, par value $0.001 per share (the “Common Stock”) of HSW International, Inc., a Delaware corporation (the “Company”).  The Company has its principal executive offices at One Capital City Plaza, 3350 Peachtree Road, Suite 1150, Atlanta, Georgia 30326.

Item 2.	Identity and Background

(a)-(c); (f)  This Statement is filed by HowStuffWorks, Inc. (“HSW”).  HSW is a Delaware corporation whose principal address is One Capital City Plaza, 3350 Peachtree Road, Suite 1500, Atlanta, GA 30326.  HSW is a privately-held online publishing company that provides objective, credible, and useful information for people to learn about the world around them.

The name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of HSW is set forth in Annex I attached hereto.

(d)-(e)  During the past five years, neither HSW nor, to the best knowledge of HSW, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

HSW acquired the shares of Common Stock beneficially owned by it in connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 20, 2006, as amended, by and among HSW, the Company, HSW International Merger Corp. and INTAC International, Inc. (“INTAC”).

In consideration for the contribution by HSW of certain of its assets to the Company, HSW received 22,940,727 shares of Common Stock and a warrant issued by the Company pursuant to which HSW has the right to purchase up to 500,000 additional shares of the Company’s Common Stock (the “Warrant”).

Item 4.	Purpose of Transaction

(a)-(j)  HSW acquired the 22,940,727 shares of Common Stock and the Warrant in connection with the transactions contemplated by the Merger Agreement.  HSW acquired such securities as a strategic investor, and the securities are being held for investment purposes.  As part of the transactions contemplated by the Merger Agreement, HSW contributed certain assets to the Company as more particularly described in the Company’s registration statement on Form S-4 filed with the Commission on July 10, 2007.  HSW intends to review on a continuing basis its investment in the Common Stock, its ability to designate members of the Board of Directors of the Company and its other relationships with the Company and to take such actions with respect to its investment and other matters as it deems appropriate in light of the circumstances existing from time to time.  In light of the foregoing, and depending on market and other conditions, HSW may continue to hold the Common Stock, acquire additional Common Stock, or dispose of all or a portion of the Common Stock it now owns or may hereafter acquire.  Neither HSW nor, to HSW’s knowledge, any of HSW’s executive officers and directors named on Annex I hereto has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  As of October 10, 2007, HSW beneficially owned 23,440,727 shares of Common Stock, representing 47.0% of the total number of shares of Common Stock outstanding as of such date.  HSW has sole voting and dispositive power over 23,440,727 shares of Common Stock, all of which are held directly.  Of the 23,440,727 shares of Common Stock beneficially owned by HSW, 500,000 shares are issuable upon HSW’s exercise of the Warrant.  See Item 6, below, for a more detailed description of the terms governing HSW’s exercise of the Warrant.

(c)  HSW acquired the shares of Common Stock and the Warrant in connection with the transactions contemplated by the Merger Agreement.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.            Stockholders Agreement

The Company, Wei Zhou (“Zhou”) and HSW are parties to that certain Amended and Restated Stockholders Agreement, dated as of January 29, 2007 (the “Stockholders Agreement”).  Following is a summary of the material terms of the Stockholders Agreement.  The description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is included as Annex H to the Registration Statement of the Company on Form S-4 dated July 10, 2007 and is incorporated herein by reference.

HSW may not make or solicit any sale of, or create, incur or assume any encumbrance with respect to, the Common Stock issued to it in connection with the transactions contemplated by the Merger Agreement (referred to in this Statement as the “HSW Asset Contribution Stock”) during the period ending (i) 12 months after the closing of the Merger (as defined below) with respect to one-third of the shares of HSW Asset Contribution Stock, (ii) 18 months after the closing of the Merger with respect to the next one-third of the shares of HSW Asset Contribution Stock and (iii) 24 months after the closing of the Merger with respect to the remaining one-third of the shares of HSW Asset Contribution Stock, except that during the 24 months after the closing of the merger HSW may make or solicit a sale to a permitted transferee. No sale of HSW Asset Contribution Stock to a permitted transferee will be effective if it was a purpose of such transfer to circumvent the restrictions above. Zhou may not make or solicit any sale or create, incur or assume any encumbrance with respect to at least 4 million shares of the Company’s Common Stock issued to him pursuant to the Merger for a period of 12 months after the closing of the Merger.

Following the Merger, the number of directors serving on the Company’s board of directors shall be seven. In connection with the closing of the Merger, HSW,  Zhou and the Company took all actions necessary to cause the persons designated by each of HSW and Zhou to be duly appointed to the Company’s board of directors, each to serve until his successor is duly elected and qualified or until his death, resignation or removal, and to cause the governance committee, the compensation committee and the audit committee of the board to be established.  Under the Stockholders Agreement, HSW has the right to designate five directors (three of whom shall be independent directors), and Zhou has the right to designate two directors (one of whom shall be an independent director). Each of HSW and Zhou will have the right to request the removal, with or without cause, of any directors designated by HSW or Zhou, as applicable, and HSW, Zhou and the Company, through the Company’s board of directors, will cause any such person to be removed from the Company’s board of directors.

Following the nomination of the designees to the Company’s board of directors, at each election of directors at which the term of any designated director will expire, the Company’s board of directors will (i) recommend for election to the Company’s board of directors a nominee designated by the person that initially designated the director whose term will expire and (ii) use best efforts to solicit proxies in favor of such nominee consistent with the efforts used to solicit proxies for any other nominees.

Each of the governance committee, the compensation committee and the audit committee are comprised of three members. One independent director designated by each of HSW and Zhou will serve on each committee. All members of the compensation committee and the audit committee are independent directors.

Each of HSW and Zhou agrees that at every meeting of the Company’s stockholders at which directors are to be elected or at any meeting at which the removal of a director is subject to the vote of Company’s stockholders, each of HSW and Zhou and their permitted transferees will cause all of their shares of the Company’s Common Stock to be represented either by proxy or in person and to be voted in favor of (i) the election of the designees of HSW and Zhou and (ii) the removal of any designee if requested by the person designating such designee. If directors are to be elected or removed by written consent of the Company’s stockholders, each of HSW and Zhou agrees that it and its permitted transferees will execute written consents in favor of (x) the election of the designees of HSW and Zhou and (y) the removal of any designee if requested by the person designating such designee.

In order to effectuate these corporate governance provisions, each of HSW and Zhou will grant to the Secretary of the Company an irrevocable proxy to be used solely in the event of a breach of or non-compliance with the voting agreements described immediately above, solely for the purpose of voting all of the shares of the Company’s Common Stock owned by such person in favor of (i) the election of all designees of HSW and Zhou and (ii) the removal of any designee if requested by the person designating such designee.

Other than with respect to the election of directors, each stockholder and its permitted transferees may vote all of their respective shares of Common Stock of the Company in their absolute discretion.

The Stockholders Agreement may be terminated by written agreement of all parties with rights under the Stockholders Agreement, or upon the expiration of (i) all rights created pursuant to the Stockholders Agreement and (ii) all applicable statutes of limitations applicable to the enforcement of claims under the Stockholders Agreement, except that (a) the Company’s right to participate in other markets transactions and HSW’s rights to any additional content will terminate three years after the date of the Stockholders Agreement. The rights of HSW or Zhou, as applicable, pursuant to the provisions regarding transfer restrictions and corporate governance will terminate on the date HSW or Zhou, as applicable, beneficially owns less than 10% of the Company’s Common Stock on a fully diluted basis. The transfer restrictions will terminate upon a change of control of the Company or a sale of all or substantially all of Company’s assets.

B.            Warrant Agreement

In connection with the transactions contemplated by the Merger Agreement, HSW entered into a Warrant Agreement with the Company.  Pursuant to the Warrant Agreement, HSW has the right to purchase up to 500,000 shares of the Company’s Common Stock at various prices and with various termination dates as more particularly set forth in the Warrant Agreement.

The foregoing description of the Warrant is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K dated October 8, 2007 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Incorporated by reference or filed as exhibits hereto are the following:

Exhibit Number	Description

7.1

Amended and Restated Stockholders Agreement, dated as of January 29, 2007, among HSW International, Inc., HowStuffWorks, Inc. and Wei Zhou (incorporated by reference to Annex H of the Registration Statement on Form S-4 dated July 10, 2007 (File No. 333-141286))

7.1

Warrant Agreement, dated as of October 2, 2007, between HSW International, Inc. and HowStuffWorks, Inc. (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K dated October 8, 2007 (File No. 001-33720))

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2007	HowStuffWorks, Inc.

	By:	/s/ Colin Daniel
		Name:	Colin Daniel
		Title:	Executive Vice President of Finance

EXHIBIT INDEX

Exhibit Number	Description

7.1

Amended and Restated Stockholders Agreement, dated as of January 29, 2007, among HSW International, Inc., HowStuffWorks, Inc. and Wei Zhou (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-4 dated July 10, 2007 (File No. 333-141286))

7.1

Warrant Agreement, dated as of October 2, 2007, between HSW International, Inc. and HowStuffWorks, Inc. (incorporated by reference to Annex H of the Company’s Current Report on Form 8-K dated October 8, 2007 (File No. 001-33720))

ANNEX I

The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of HowStuffWorks, Inc.

Name and Business Address	Office	Present Principal Occupation or Employment	Citizenship
Jeff Arnold 3350 Peachtree Road, Suite 1500 Atlanta, GA 30326	CEO and Director	HowStuffWorks, Inc.	USA
Lucius Burch 102 Woodmont Blvd., Suite 320 Nashville, TN 37205	Director	Chairman, Burch Investments Group	USA
Brett Icahn 767 Fifth Avenue, Suite 4700 New York, NY 10153	Director	Icahn Associates Corp.	USA
Dick Maddrell 7373 North Cicero Avenue Lincolnwood, IL 60712	Director	President, Publications International, Ltd.	USA
Thomas Tull 4000 Warner Blvd., Bldg. 76 Burbank, CA 91522	Director	CEO, Legendary Pictures	USA
Lou Weber 7373 North Cicero Avenue Lincolnwood, IL 60712	Director	CEO, Publications International, Ltd.	USA
Bradley Zimmer 3350 Peachtree Road, Suite 1500 Atlanta, GA 30326	Secretary	HowStuffWorks, Inc.	USA